FILE NO: 82-3806

Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

3 February 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20[redacted]
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. See attached
6. Releases to the London Stock Exchange.	6. See attached.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Sir Clive Thompson
Released	13:02 3 Jan 2003
Number	7648F

3 January 2003

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SIR CLIVE THOMPSON STEPS DOWN AS CHIEF EXECUTIVE OF RENTOKIL INITIAL

Rentokil Initial, the FTSE 100 business support services giant, confirms that with effect from the beginning of January 2003, Sir Clive Thompson steps down as Chief Executive. He is succeeded by James Wilde, who was appointed Chief Executive Designate at the time of the company's AGM last May.

Sir Clive, who has been the FTSE 100's longest serving and one of the most successful chief executives, will remain as Chairman, a role he assumed following the death of Henry King in March 2002.

Sir Clive held the role of chief executive for exactly 20 years, having been appointed on 1st January 1983,when he stated that the company's objective would be to increase profits and earnings per share by 20% per annum. The company then enjoyed 17 years of 20% plus growth in profits and earnings per share to become the world's largest business services company and earning Sir Clive the sobriquet "Mr Twenty Percent"

During this long period, the company grew rapidly as it diversified away from pest control and property care into security, hygiene, tropical plants, parcels delivery, conferencing and facilities management. It also developed geographically throughout North America, Europe and Asia Pacific, and in the process, made some 400 acquisitions including the hostile take-overs of Securiguard in 1993 and BET for £2.2 billion in 1996.

In 1994, the company was voted 'Britain's Most Admired Company' and in 1996 Sir Clive was knighted for services to industry.

From 1998 to 2000, Sir Clive was a high profile President of the CBI - the first acting Chief Executive to undertake the dual roles. During his Presidency, the CBI negotiated a number of major issues with the incoming Labour Government – including the introduction of the Working Time Directive and the minimum wage. Perhaps one of his most important legacies was the forging of a working relationship for business with a Labour Government.

In 2000, after missing its 20% growth objective, which was reflected by a fall in the Rentokil Initial's share price, Sir Clive conducted a total review of the company's activities leading to Rentokil Initial adopting a new objective under which the aim was to out-perform the Support Services sector. Arising from this, the company undertook a major restructuring that included the disposal of a third of its businesses: its plant hire, transport and recruitment activities, were all sold due to their low cash generation, cyclicality or low market growth, raising some £600m. As part of this plan, following the share for share £1.4 billion acquisition of the Danish investment trust, Ratin, the company launched a share buy-back programme and to date has bought back 35% of its equity for £1.8 billion. This is believed to be the largest share buy-back in British corporate history.

Since Autumn 2000 the refocused Rentokil Initial has delivered accelerating growth, consistently meeting or exceeding market expectations. During this period, Rentokil Initial's share price has increased substantially, thereby outperforming both the market (FTSE 100) and the support services sector.

Rentokil Initial's share price has risen such that an investment of £10,000 in January 1983,when Sir Clive was appointed, would be worth over £200,000 today.

For further information:

Sir Clive Thompson, Chairman 01342 833022

Charles Grimaldi, Corporate Affairs Director 01342 833022

Alex Mackey, Catullus Consulting 020 7736 2938

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Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	15:23 30 Jan 2003
Number	8474G

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial Plc.

2) Name of shareholder having a major interest

Barclays plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the câse of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

For Barclays plc through subsidiary companies - Barclays have voting rights

5) Number of shares/amount of stock acquired

11,787,008

6) Percentage of issued class

0.633%

7) Number of shares/amount of stock disposed

Nil

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 1p each.

10) Date of transaction

28 January 2003 and earlier.

11) Date company informed

30th January 2003

12) Total holding following this notification

74,615,330

13) Total percentage holding of issued class following this notification

4.01%

14) Any additional information

None

15) Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16) Name and signature of authorised company official responsible for making this notification
Paul Griffiths, Administration Director
Date of notification .....30 January 2003

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